February 15, 2006

Fax (212) 829-5771
Room 4561

Mr. Corey M. Horowitz
Chairman and Chief Executive Officer
Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1028
New York, NY 10022

> **Re:** **Network-1 Security Solutions, Inc.**
> **Form 8-K filed February 8, 2006**
> **File No. 001-14896**

Dear Mr. Horowitz:

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in our comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. A letter from Eisner LLP, addressed to the Commission, stating whether they agree with the statements made by you and if not, the respects in which they do not agree, filed as Exhibit 16, should be provided with your amended Item 4.01 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call David Edgar at (202) 551-3459, or the undersigned at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief